SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 3)

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$155,814,951.75	$11,109.61

*
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $13.25 per Share, net to the seller in cash. Accordingly to the Company’s annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, 48,389,406 Shares were outstanding as of March 1, 2010, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,109.61	Filing Party: Danfoss A/S
Form or Registration No.: Schedule TO-T	Date Filed: March 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 10, 2010 by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) at $13.25 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 5.	Past Contacts, Transactions, Negotiations, and Agreements

Item 1005(a)-(b) of Regulation M-A

(1)           The following is hereby added as a new paragraph following the first paragraph after the caption “Negotiations with the Special Committee Regarding Offer Price and Commencement of the Offer” in “Special Factors—Section 1—Background” of the Offer to Purchase:

“On Tuesday, December 29, 2009, Parent submitted a written request to the Company pursuant to Delaware General Corporation Law (“DGCL”) under Section 220 for a list of the Company’s stockholders and related information that was required by the Depository to commence the mailing to launch the Offer and to subsequently process payment for any Shares that would be tendered. In response, the Company provided to Parent a list of record holders and non-objecting beneficial owners of the Shares. On February 9, 2010, Parent submitted an additional request to the Company pursuant to Section 220 of the DGCL to provide updated information. In response, the Company provided to Parent an updated list of record holders and non-objecting beneficial owners of the Company’s Shares.”

(2)           The following is hereby added following the first sentence in the sixteenth paragraph beginning “On Friday, February 5, 2010” after the caption “Negotiations with the Special Committee Regarding Offer Price and Commencement of the Offer” in “Special Factors—Section 1—Background” of the Offer to Purchase:

“During this conversation Ladenburg indicated that Parent was skeptical of the Initial Revised Management Projections and viewed the projected increases in total sales and profit margins, the reduction in capital expenditures and the improvements in working capital as overly optimistic due to the Company’s failure to meet its past projections and the significant increase in projected performance of the Company from the projections that management prepared just a few weeks before, in early January, to the more recent projections.”

Item 11.	Additional Information

Item 1011 of Regulation M-A

(1)           The paragraph following the caption “Certain Litigation” in “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated as follows:

“Laurie Forrest, on Behalf of Herself and All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Court of Chancery, Wilmington, Delaware, Docket No. C.A. No. 5164 VCL (filed December 23, 2009).  On December 23, 2009, the plaintiff filed a complaint against the Company, the Board and Parent alleging, among other things, that the Board participated in unfair business practices and breached its fiduciary duties to the Company’s stockholders by failing to disclose material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability. The complaint sought injunctive relief: (1) declaring that the action is a class action and certifying the plaintiff as a class plaintiff and the plaintiff's counsel as class counsel; (2) ordering the defendants to exercise their fiduciary duties to the plaintiff and the other members of the class, including the duties of care, loyalty, candor and fair dealing; (3) granting preliminary and permanent injunctive relief against the consummation of the Offer; (4) ordering defendants, jointly and severally, to account to the plaintiff and the other members of the class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged, together with prejudgment interest at the maximum rate allowable by law; (5) awarding the plaintiff's costs and fees; and (6) granting other relief the court deems proper.

Kenneth Loiselle on Behalf of Himself and All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Court of Chancery, Wilmington, Delaware, Docket No. C.A. No. 5162 VCL (filed December 3, 2009).  On December 23, 2009, the plaintiff filed a complaint against the Company, the members of the Board, Parent and the Purchaser alleging, among other things, that the Board breached its fiduciary duties to the Company’s stockholders by engaging in improper, unfair and coercive conduct, by recommending a transaction that is financially unfair to the Company’s public stockholders, and by failing to act independently so that the interests of the Company’s public stockholders will be protected. The complaint sought judgment as follows: (1) declaring that the action is a class action and certifying the plaintiff as the class representative and the plaintiff's counsel as class counsel; (2) enjoining, preliminarily and permanently, the proposed transaction; (3) rescinding the transaction or awarding the class rescissory damages if the transaction is consummated prior to entry of the court's final judgment; (4) directing that the defendants pay to the plaintiff and the other members of the class all damages incurred by them and account for all profits and any special benefits obtained as a result of their wrongful conduct; (5) awarding the plaintiff's costs and fees; and (6) granting other relief as the court deems proper.

On January 19, 2010, the two Delaware actions were consolidated into one action styled In re Sauer-Danfoss Inc. Shareholders Litigation, Court of Chancery, Wilmington, Delaware, Docket No. Consolidated C.A. No. 5162-VCL. On April 1, 2010, the plaintiffs filed an amended and consolidated complaint that substantially restates the allegations in the initial complaints, but also alleges that defendants failed to disclose material nonpublic information in the Purchaser’s and Parent’s Offer to Purchase dated March 10, 2010 and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 dated March 19, 2010. The amended and consolidated complaint seeks injunctive relief: (1) declaring that the action is a class action and certifying the plaintiffs as representatives of the class; (2) ordering the defendants to exercise their fiduciary duties to the plaintiffs and the other members of the class, including the duties of care, loyalty, candor and fair dealing; (3) declaring that the defendants have breached and are breaching their fiduciary duties to plaintiffs and other members of the class; (4) granting preliminary and permanent injunctive relief against the consummation of the Offer and in the event the Offer is consummated, rescinding the Offer and awarding rescissory damages to the class; (5) ordering defendants, jointly and severally, to account to the plaintiffs and the other members of the class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged, together with prejudgment interest at the maximum rate allowable by law; (6) awarding the plaintiffs’ costs and fees; and (7) granting other relief the court deems proper.

John Freise and Michelle Freise, on Behalf of Themselves and All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Story County District Court, Iowa, Case No. LACV45714 (filed December 31, 2009). On December 31, 2009, certain stockholders of the Company filed a complaint against the Company, the members of the Board, Parent and the Purchaser alleging, among other things, that the Board breached its fiduciary duties to the Company’s stockholders by implementing and abiding by a process that deprives the plaintiffs of a fair process and the true value of their investment in the Company, failing to exercise the required care and diligence in the exercise of their fiduciary obligations to the plaintiffs, and failing to ensure that the plaintiffs and the other members of the class receive a fair process and fair price in connection with any transaction involving the Company, including full and fair disclosure of all material information. The complaint seeks injunctive relief: (1) declaring that the action is properly maintainable as a class action; (2) declaring and decreeing that the proposed tender offer is coercive and unlawful and should be enjoined; (3) enjoining the Company from consummating the proposed acquisition by Parent, unless and until the Company adopts and implements a procedure or process to obtain a transaction providing the highest possible value for its stockholders; (4) directing the Board to exercise its fiduciary duties and obtain the highest consideration for the Company’s public stockholders; (5) rescinding, if already implemented, the proposed acquisition or the tender offer or any of the terms thereof; (6) awarding the plaintiffs’ costs and fees; and (7) granting such other and further equitable relief as the court may deem just and proper.

On January 5, 2010, plaintiffs filed a motion for an order expediting discovery. On January 13, 2010, defendants Parent and the Purchaser, and subsequently the Company, moved to stay the Iowa proceeding in favor of litigating the issues in Delaware.  Plaintiffs responded to this motion by filing a resistance to defendants' motion to stay on February 2, 2010.  On February 19, 2010, defendants Parent and the Purchaser filed a reply brief in support of their motion to stay. On March 8, 2010, a hearing was held on the motion to stay and the motion to expedite discovery. On March 11, 2010, the Iowa District Court for Story County granted defendants’ motion to stay the Iowa proceeding in favor of the consolidated action in Delaware.

Scott Crouthamel, Individually and on Behalf of All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Story County District Court, Iowa, Case No. LACV045794 (filed February 10, 2010). On February 10, 2010, the plaintiff filed a complaint against the Company, the members of the Board, Parent and the Purchaser alleging, among other things, that the Board breached its fiduciary duties to the Company’s stockholders by implementing and abiding by a process that deprives the Company’s stockholders of a fair process and the true value of their investment in the Company, failing to exercise the required care and diligence in the exercise of their fiduciary obligations to the Company’s stockholders, and failing to take adequate measures to ensure that the interests of the Company’s stockholders are protected from overreaching by the Purchaser. The complaint seeks judgment and preliminary and permanent relief as follows: (1) authorizing the maintenance of this action as a class action, with plaintiff as representative plaintiff; (2) declaring that defendants have violated their fiduciary duties to the Company and its stockholders; (3) directing defendants to carry out their fiduciary duties to plaintiff and the Company by actively asserting any and all legal or other remedies and by adequately ensuring that no conflicts of interest exist between the interests of defendants and the interests of the Company’s public stockholders; (4) alternatively, awarding compensatory damages against defendants individually and severally in an amount to be determined at trial; (5) awarding the plaintiffs’ costs and fees; and (6) granting such other and further relief as the court may deem just and proper. The Company filed a motion for additional time to answer or otherwise respond to the complaint, which motion was granted, giving the Company the right to file an answer 14 days after decision on an expected motion to stay was made. On or about March 23, 2010, the Purchaser entered into a stipulation with plaintiffs to extend the time to answer or otherwise respond to the complaint by April 16, 2010.

Item 12.	Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(5)(vi)	Amended and Consolidated Complaint, In Re Sauer Danfoss Inc., filed in the Court of Chancery of the State of Delaware, dated April 1, 2010.

Item 13.	Information Required by Schedule 13E-3

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

(1)           The seventh bullet following the second paragraph in “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction” of the Offer to Purchase is hereby amended and restated as follows:

“The Offer Price of $13.25 per Share is greater than the 52 week high closing price of the Shares of $12.70 on January 20, 2010, for the period ending March 8, 2010, which occurred following our December 18, 2009 notification to the Board that we intended to make the Offer. Prior to that notification, the 52 week high closing price was $9.90 on January 6, 2009.”

(2)           The following is hereby added after the first sentence of the seventh bullet following the third paragraph in “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction” of the Offer to Purchase:

“Lazard has not provided investment banking services for Parent during the past two years. At this time, Lazard has no agreement or current expectation to provide investment banking services to Parent, and there have been no discussions with Lazard regarding providing services to Parent, but it may provide investment banking services to it in the future.”

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(1)           The following is hereby added as a new paragraph following the third paragraph under “Special Factors—Section 4—Summary of Ladenburg Premium Analysis” of the Offer to Purchase:

“Parent engaged Ladenburg to conduct a premiums analysis only. Parent considered whether a full valuation analysis would be beneficial to Parent in connection with the proposed transaction, but determined that due to its extensive experience and understanding of the business of the Company and the industry in which the Company operates, Parent had its own views of the value of the Company and what it was willing to pay for the Shares and that such an analysis would not materially influence Parent’s own view of the price per Share it would be willing to pay or otherwise serve a useful purpose or be a beneficial use of the Parent’s time or resources.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2010

DANFOSS ACQUISITION, INC.

By:           /s/ Anders Stahlschmidt
Name:      Anders Stahlschmidt
Title:        Vice President, Secretary, Treasurer

DANFOSS A/S

By:           /s/ Anders Stahlschmidt
Name:      Anders Stahlschmidt
Title:        General Counsel

EXHIBIT INDEX
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(v)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vi)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vii)
Letter dated December 21, 2009 to the board of directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)
Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(xiii)

Press Release issued by Parent and the Purchaser on March 29, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 1, filed by Parent and the Purchaser with the Securities and Exchange Commission on March 29, 2010).

(a)(5)(i)
2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(vi)	Amended and Consolidated Complaint, In Re Sauer Danfoss Inc., filed in the Court of Chancery of the State of Delaware, dated April 1, 2010.

(b)(1)
Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(b)(2)
Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(c)(1)
Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(f)
Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).